Exhibit 99.1

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2013

(UNAUDITED)

AVRUPA MINERALS LTD.

Contents

Page

Notice of No Auditor Review of Interim Financial Statements

Condensed Consolidated Interim Statements of Financial Position

Condensed Consolidated Interim Statements of Comprehensive Loss

Condensed Consolidated Interim Statements of Changes in Equity

Condensed Consolidated Interim Statements of Cash Flows

7

Notes to the Condensed Consolidated Interim Financial Statements

8 – 24

410 – 325 Howe Street, Vancouver, BC V6C 1Z7 T: (604) 687-3520 F: (604) 688-3392        2

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

410 – 325 Howe Street, Vancouver, BC V6C 1Z7 T: (604) 687-3520 F: (604) 688-3392        3

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

	Note	March 31, 2013	December 31, 2012
		(Unaudited)	(Audited)
Assets
Non-current assets
Bank guarantees	12	$ 248,450	$ 223,662
Property, plant and equipment	4	28,507	24,572
Exploration and evaluation assets	5	1,336,049	1,336,049
		1,613,006	1,584,283
Current assets
Other assets		-	1,884
Receivables		150,055	219,793
Prepaid expenses and advances		120,870	138,579
Restricted cash	5	1,038,295	290,975
Cash and cash equivalents		310,914	750,240
		1,620,134	1,401,471

Total assets		$ 3,233,140	$ 2,985,754

Equity
Share capital	6	$ 4,512,522	$ 4,512,522
Reserves	6	3,030,918	3,084,186
Deficit		(5,689,870)	(4,801,147)
		1,853,570	2,795,561
Non-controlling interest		(90,235)	(84,427)
		1,763,335	2,711,134
Liabilities
Current liabilities
Due to related parties	7	25,265	25,177
Accounts payable and accrued liabilities		406,245	249,443
Funds hold for optionees		1,038,295	-
		1,469,805	274,620

Total equity and liabilities		$ 3,233,140	$ 2,985,754

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on May 27, 2013. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

                                             See notes to the condensed consolidated interim financial statements 4

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Presented in Canadian Dollars)

(Unaudited)

		Three months ended	Three months ended
	Note	March 31, 2013	March 31, 2012

Mineral exploration expenses
Mineral exploration expenses	5	$ 780,983	$ 302,170
Advances from optionees	5	(110,120)	(354,288)
		(670,863)	52,118
General administrative expenses
Accounting and legal		35,075	37,066
Bank charges		3,201	2,348
Consulting		18,743	13,762
Depreciation		5,372	2,603
Insurance		2,425	4,834
Investor relations		48,023	31,445
Licenses, fees and taxes		25	33
Listing and filing fees		9,679	5,402
Office and administrative fees		5,154	17,217
Rent		17,648	16,396
Salaries		69,311	68,837
Share-based payment		-	25,070
Telephone		2,507	3,669
Transfer agent fees		869	1,133
Travel		10,813	21,011
		(228,845)	(250,826)
Other items
Foreign exchange gain		1,867	(99)
Interest income		3,404	1,260
Other income		-	(369)
Property investigation cost		(94)	(2,396)
		5,177	(1,604)

Loss before non-controlling interest for the period		(894,531)	(200,312)

Non-controlling interest for the period		5,808	37,327

Net loss for the period		(888,723)	(162,985)
Exchange difference arising on the translation of foreign subsidiaries		(53,268)	1,525
Comprehensive loss for the period		$ (941,991)	$ (161,460)
Basic and diluted loss per share	8	$ (0.03)	$ (0.01)

                                             See notes to the condensed consolidated interim financial statements 5

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Presented in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount	Warrants	Finder’s options	Equity settled employee benefits			Non-controlling interest	Total equity
						Exchange	Deficit

Balance as at December 31, 2011 (Audited)	16,103,571	$ 3,866,547	$ 855,299	$ 75,889	$251,984	$ (3,308)	$(3,272,093)	$(182,414)	$ 1,591,904
Share issues:
Shares issued for private placement	4,000,000	612,870	587,130	-	-	-	-	-	1,200,000
Share issue costs	-	(120,953)	-	32,484	-	-	-	-	(88,469)
Share-based payment	-	-	-	-	25,070	-	-	-	25,070
Non-controlling interest for the period	-	-	-	-	-	-	-	(37,327)	(37,327)
Comprehensive loss	-	-	-	-	-	1,525	(162,985)	-	(161,460)

Balance as at March 31, 2012 (Unaudited)	20,103,571	4,358,464	1,442,429	108,373	277,054	(1,783)	(3,435,078)	(219,741)	2,529,718
Share issues:
Shares issued for private placement	7,990,000	213,274	985,226	-	-	-	-	-	1,198,500
Share issue costs	-	(140,529)	-	73,538	-	-	-	-	(66,991)
Share-based payment	-	-	-	-	164,240	-	-	-	164,240
Revaluation of extended warrants	-	(43,687)	43,687	-	-	-	-	-	-
Acquisition of non-controlling interest	500,000	125,000	-	-	-	-	-	191,079	316,079
Non-controlling interest for the period	-	-	-	-	-	-	-	(55,765)	(55,765)
Comprehensive loss	-	-	-	-	-	(8,578)	(1,366,069)	-	(1,374,647)

Balance as at December 31, 2012 (Audited)	28,593,571	4,512,522	2,471,342	181,911	441,294	(10,361)	(4,801,147)	(84,427)	2,711,134
Non-controlling interest for the period	-	-	-	-	-	-	-	(5,808)	(5,808)
Comprehensive loss	-	-	-	-	-	(53,268)	(888,723)	-	(941,991)
Balance as at March 31, 2013 (Unaudited)	28,593,571	$ 4,512,522	$2,471,342	$181,911	$441,294	$(63,629)	$(5,689,870)	$ (90,235)	$ 1,763,335

                                             See notes to the condensed consolidated interim financial statements 6

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Presented in Canadian Dollars)

(Unaudited)

	Three months ended	Three months ended
	March 31, 2013	March 31, 2012

Cash flows from operating activities
Loss after tax for the period	$ (894,531)	$ (200,312)
Items not involving cash:
Depreciation	5,372	2,603
Share-based payment	-	25,070
Changes in non-cash working capital items:
Receivables	69,738	7,382
Bank guarantees	(24,788)	-
Prepaid expenses and advances	17,709	(43,170)
Other assets	1,884	(19)
Accounts payable and accrued liabilities	156,802	(51,112)
Due to / from related parties	88	22,511
Exchange difference arising on the translation of foreign subsidiaries	(53,153)	1,371

Net cash provided by (used in) operating activities	317,416	(235,676)

Cash flows from investing activities
Purchase of property, plant and equipment	(9,422)	(16,754)

Net cash (used in) investing activities	(9,422)	(16,754)

Cash flows from financing activities
Proceeds from issuance of common shares	-	1,200,000
Share issue costs	-	(88,469)

Net cash provided by financing activities	-	1,111,531

Change in cash and cash equivalents for the period	307,994	859,101
Cash and cash equivalents, beginning of the period	1,041,215	637,133
Cash and cash equivalents, end of the period	$ 1,349,209	$ 1,496,234

Cash and Cash equivalents comprised of:
Cash	$ 310,914	$ 1,496,234
Restricted Cash	1,038,295
	$ 1,349,209	$ 1,496,234
Supplementary information:
Interest received	$ 3,404	$ 1,260
Shares issued for acquisition of non-controlling interest	$ -	$ -

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND MARCH 31, 2012

(Presented in Canadian Dollars)

(Unaudited)

1.

NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Avrupa Minerals Ltd. (the “Company”) was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia and its registered office is Suite 2610 – 1066 West Hastings Street, Vancouver, BC, Canada, V6E 3X1. The Company changed its name on July 7, 2010 and began trading under the symbol “AVU” on the TSX Venture Exchange (the “Exchange”) on July 14, 2010. On September 20, 2012, the Company listed in Europe on the Frankfurt Stock Exchange under the trading symbol “8AM”. The Company is primarily engaged in the acquisition and exploration of mineral properties in Europe.

These condensed consolidated interim financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are material uncertainties that cast significant doubt about the appropriateness of the going concern assumption.

If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future. Failure to raise sufficient funds would result in the Company’s inability to make future required property payments, which would result in the loss of those property options.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2.

BASIS OF PREPARATION

a)

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS34”) using accounting policies consistent with the IFRS issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

b)

Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except certain financial instruments which are measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of these condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND MARCH 31, 2012

(Presented in Canadian Dollars)

(Unaudited)

2.

BASIS OF PREPARATION (Continued)

(c)

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the March 31, 2013 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issue but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 1, 2015)

•

IAS 32 (Amended 2011) Financial Investments: Presentation (effective January 1, 2014)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

3.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statement for the year ended December 31, 2012.

These unaudited condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2012. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three month period ended March 31, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND MARCH 31, 2012

(Presented in Canadian Dollars)

(Unaudited)

4. PROPERTY, PLANT AND EQUIPMENT

	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at January 1, 2012	$ 28,469	$ 138,171	$ 1,223	$ 167,863
Additions during the year	18,053	-	14,614	32,667
Exchange adjustment	(161)	(785)	(7)	(953)
As at December 31, 2012	46,361	137,386	15,830	199,577
Additions during the period	8,447	-	975	9,422
Exchange adjustment	(268)	(796)	(92)	(1,156)
As at March 31, 2013	$ 54,540	$ 136,590	$ 16,713	$ 207,843

Accumulated depreciation
As at January 1, 2012	$ 16,241	$ 130,920	$ 1,223	$ 148,384
Depreciation for the year	15,383	4,257	7,262	26,902
Exchange adjustment	229	(655)	145	(281)
As at December 31, 2012	31,853	134,522	8,630	175,005
Depreciation for the period	3,877	993	502	5,372
Exchange adjustment	(204)	(784)	(53)	(1,041)
As at March 31, 2013	$ 35,526	$ 134,731	$ 9,079	$ 179,336

Net book value
As at January 1, 2012	$ 12,228	$ 7,251	$ -	$ 19,479
As at December 31, 2012	$ 14,508	$ 2,864	$ 7,200	$ 24,572
As at March 31, 2013	$ 19,014	$ 1,859	$ 7,634	$ 28,507

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND MARCH 31, 2012

(Presented in Canadian Dollars)

(Unaudited)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal				Kosovo				Germany	Total
	Marateca	Alvalade	Covas	Others	Glavej	Kamenica	Selac	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2013	$1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,336,049
Additions during the period	-	-	-	-	-	-	-	-	-	-
As of March 31, 2013	$1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,336,049

Mineral exploration expenses for the three months ended March 31, 2013
Concession fees and taxes	$ -	$ 6,961	$ 9,834	$ 36,576	$ 1,311	$ 1,311	$ -	$ 157	$ -	$ 56,150
Geology work	-	-	-	-	811	811	541	19,676	(5,212)	16,627
Insurance	-	861	-	-	315	315	-	431	-	1,922
Office and administrative fees	284	11,170	2,177	2,316	-	164	-	-	-	16,111
Rent	-	48,003	1,377	-	360	2,170	360	1,445	-	53,715
Salaries	664	341,939	119,409	89,704	3,395	21,756	3,999	15,099	-	595,965
Site costs	211	5,173	6,586	1,854	81	3,519	-	817	-	18,241
Travel	147	14,665	891	5,760	-	-	-	789	-	22,252
Advances from optionee	-	59,241	(169,361)	-	-	-	-	-	-	(110,120)
	$ 1,306	$ 488,013	$(29,087)	$136,210	$ 6,273	$ 30,046	$ 4,900	$ 38,414	$ (5,212)	$ 670,863
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ -	$ 1,255	$ -	$ 8,116
Concession fees and taxes	52,837	62,944	128,642	71,655	10,041	12,753	7,990	26,251	4	373,117
Geology work	-	-	-	-	52,790	97,813	55,733	181,463	193,998	581,797
Insurance	-	3,031	122	-	1,753	3,900	1,931	6,612	-	17,349
Legal and accounting	-	296	-	-	-	-	-	-	-	296
Office and administrative fees	10,154	71,387	9,760	5,821	493	4,839	3,266	9,517	5,255	120,492
Rent	7,257	127,926	4,897	-	1,807	10,585	8,154	18,982	-	179,608
Salaries	775,620	2,480,598	632,009	268,144	59,912	141,448	68,748	208,670	7,064	4,642,213
Site costs	22,378	57,039	22,920	4,371	27,202	121,981	9,913	55,648	-	321,452
Travel	29,713	107,233	20,703	14,843	-	-	2,219	789	-	175,500
Advances from optionee	-	(2,693,833)	(718,658)	-	-	-	-	-	-	(3,412,491)
	$ 897,959	$ 216,621	$100,395	$364,834	$157,290	$ 396,888	$157,954	$509,187	$206,321	$ 3,007,449

                                             See notes to the condensed consolidated interim financial statements 11

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND MARCH 31, 2012

(Presented in Canadian Dollars)

(Unaudited)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

	Portugal				Kosovo				Germany	Total
	Marateca	Alvalade	Covas	Others	Glavej	Kamenica	Selac	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2012	$ 876,507	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 876,507
Additions during the year	220,333	167,920	71,289	-	-	-	-	-	-	459,542
As of December 31, 2012	$1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,336,049

Mineral exploration expenses for the year ended December 31, 2012
Concession fees and taxes	$ 40,985	$ 42,821	$ 29,235	$ 33,580	$ 3,266	$ 5,654	$ 1,799	$ 9,336	$ 4	$ 166,680
Geology work	-	-	-	-	14,440	31,153	21,011	51,935	167,243	285,782
Insurance	-	2,170	122	-	257	771	257	2,225	-	5,802
Office and administrative fees	1,460	48,379	4,117	2,197	13	428	457	4,326	4,572	65,949
Rent	514	79,923	3,238	-	609	3,869	3,994	8,522	-	100,669
Salaries	46,908	1,741,431	364,854	108,256	6,522	35,394	29,594	96,933	7,064	2,436,956
Site costs	1,535	31,470	9,235	1,596	637	2,947	2,035	36,174	-	85,629
Travel	1,913	53,018	10,238	3,315	-	-	-	-	-	68,484
Advances from optionee	-	(2,477,322)	(371,026)	-	-	-	-	-	-	(2,848,348)
	$ 93,315	$ (478,110)	$ 50,013	$148,944	$ 25,744	$ 80,216	$ 59,147	$209,451	$178,883	$ 367,603
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ -	$ 1,255	$ -	$ 8,116
Concession fees and taxes	52,837	55,983	118,808	35,079	8,730	11,442	7,990	26,094	4	316,967
Geology work	-	-	-	-	51,979	97,002	55,192	161,787	199,210	565,170
Insurance	-	2,170	122	-	1,438	3,585	1,931	6,181	-	15,427
Legal and accounting	-	296	-	-	-	-	-	-	-	296
Office and administrative fees	9,870	60,217	7,583	3,505	493	4,675	3,266	9,517	5,255	104,381
Rent	7,257	79,923	3,520	-	1,447	8,415	7,794	17,537	-	125,893
Salaries	774,956	2,138,659	512,600	178,440	56,517	119,692	64,749	193,571	7,064	4,046,248
Site costs	22,167	51,866	16,334	2,517	27,121	118,462	9,913	54,831	-	303,211
Travel	29,566	92,568	19,812	9,083	-	-	2,219	-	-	153,248
Advances from optionee	-	(2,753,074)	(549,297)	-	-	-	-	-	-	(3,302,371)
	$ 896,653	$ (271,392)	$129,482	$228,624	$151,017	$ 366,842	$153,054	$470,773	$211,533	$ 2,336,586

                           See notes to the condensed consolidated interim financial statements 12

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND MARCH 31, 2012

(Presented in Canadian Dollars)

(Unaudited)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal

The Company, through its 100% holding in MAEPA, holds ten exploration licenses in Portugal, spread from the north to the south in the country. The licenses have been issued to MAEPA by the government of Portugal, and are as follows:

*

Marateca (license was granted but not signed)

*

Alvalade / Canal Caveira / Ferreira do Alentejo (3 licenses)

*

Covas

*

Arga

*

Alvito

*

Arcas

*

Candedo

*

Sabroso

*

Sines

Licenses have varying work commitments, as approved by the government of Portugal, and all licenses carry a 3% NSR, payable to the government of Portugal.

Marateca:

In April 2012, the Company purchased the remaining 10% interest in MAEPA and allocated $220,333 to the Marateca property. Refer to note 6(b)(ii).

Alvalade / Canal Caveira / Ferreira do Alentejo:

On June 3, 2011, the Company signed a Memorandum of Understanding (“MOU”) with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration on the Alvalade project   The MOU covers three exploration licenses:  Alvalade, Canal Caveira, and Ferriera do Alentejo. Antofagasta completed a US$300,000 initial study of the project.  Upon successful completion of the initial study, on December 22, 2011, the Company entered into the Alvalade Joint Venture agreement with Antofagasta whereas the Company granted to Antofagasta the option to acquire an undivided 51% interest in the project, which can be exercised by Antofagasta funding or incurring expenditures of an additional US$4 million over three years.  After exercise of the first option, Antofagasta will be granted a further option to acquire an additional 24% interest in the project, for an aggregate 75% undivided interest, by completing and delivering a Feasibility Study on the project to the Company within five years.  The Company operates the joint venture through the first option period.

In April 2012, the Company purchased the remaining 10% interest in MAEPA and allocated $167,920 to the Alvalade property. Refer to note 6(b)(ii).

As of March 31, 2013, Antofagasta had forwarded a total of $3,708,922 (US$3,704,000) for the Alvalade property, including the US$300,000 for the initial study of the project. The Company held $1,015,089 (€778,323) on behalf of Antofagasta to be spent on the Alvalade project, which is recorded as restricted cash.

                           See notes to the condensed consolidated interim financial statements 13

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND MARCH 31, 2012

(Presented in Canadian Dollars)

(Unaudited)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal (Continued)

Covas:

On May 18, 2011, the Company signed an agreement to option out the Covas Tungsten Project to Blackheath Resources Inc. (“Blackheath”). Under the terms of the agreement, Blackheath has the option to earn a 51% interest in the project by spending €300,000 (spent) in exploration on the project before March 20, 2013, of which €150,000 (spent) is a firm commitment and must be spent by March 20, 2012. Blackheath can then earn an additional 19% by spending an additional €700,000 by March 20, 2014.  Blackheath can also earn another 15% for a total interest of 85% by completing a pre-feasibility study (as defined by NI 43-101 regulations) on the property by March 20, 2016.

In April 2012, the Company purchased the remaining 10% interest in MAEPA and allocated $71,289 to the Covas property. Refer to note 6(b)(ii).

As of March 31, 2013, Blackheath had forwarded a total $741,864 (€580,437) for the Covas property. The Company held $23,206 (€17,794) on behalf of Blackheath to be spent on the Covas property, which is recorded as restricted cash.

Kosovo

The Company, through its 92.5% holding in Innomatik, holds five exploration licenses in Kosovo:

*

Glavej

*

Kamenica

*

Selac

*

Koritnik

*

Slivovo

The Glavej and Kamenica licenses have been renewed for a third time in 2012.  The Selac license was issued during 2011 for three years and the Koritnik and Slivovo licenses were issued during 2012, respectively.  All licenses carry a work commitment, and there are a 4.5% and 5% NSRs, payable to the government of Kosovo, attached to each of the Koritnik and Slivovo licenses, respectively.

                           See notes to the condensed consolidated interim financial statements 14

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND MARCH 31, 2012

(Presented in Canadian Dollars)

(Unaudited)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Germany

On January 23, 2012, the Company announced the signing of a Memorandum of Understanding (“MOU”) with Beak Consultants GmbH (“Beak”) to explore for gold deposits in the Erzgebirge mining district near Oelsnitz in the Free State of Saxony in eastern Germany. The Company must spend €140,000 on exploration to gain an 85% interest in the Oelsnitz Exploration License, which was issued to Beak on January 12, 2012.  There is no royalty attached to the license. Once the Company has earned into the project, the two companies will form a joint venture to explore for gold on the property. As of March 31, 2013, the Company had spent $206,321 (€161,612) on the Oelsnitz property. The Company has completed its 85% earn-in and is working with Beak to set up the joint-venture entity.

                           See notes to the condensed consolidated interim financial statements 15

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND MARCH 31, 2012

(Presented in Canadian Dollars)

(Unaudited)

6. CAPITAL AND RESERVES

(a)

Authorized:

At March 31, 2013, the authorized share capital comprised of an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)

Share issuances:

i.

On March 28, 2012, the Company closed a private placement issuing 4,000,000 units at a price of 0.30 per unit for gross proceeds of $1.2 million. Each unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.50 for a period of 24 months. The warrants were being ascribed a value of $587,130.

A total of $55,174 cash finder’s fee was paid and 183,913 finder’s options were issued as part of the financing. In addition, another $33,295 was included in the share issue costs. Each finder’s option can be converted into a unit with the same terms as the financing at $0.30 for a period of 24 months.  The finder’s options were ascribed a value of $32,484. Insiders participated in the offering for a total of 303,667 units.

ii.

On April 30, 2012, a total of 500,000 common shares of the Company at a fair value of $125,000 were issued to the non-controlling interest owner (“NCI owner”) along with a cash payment of $150,000 for purchasing the remaining 10% interest in MAEPA. The common shares of the Company issued to NCI owner will have trading restrictions such that 25% of the shares will be free trading after 6 months, another 25% of the shares after 12 months, another 25% of the shares after 18 months, and the final 25% of the shares after 24 months. The purchase of the 10% interest in MAEPA results in the Company owning 100% of MAEPA. The net purchase price of $459,542 was allocated to three properties in MAEPA (Note 5).

iii.

On October 4, 2012, the Company completed a non-brokered private placement issuing 7,990,000 units at a price of $0.15 per unit for gross proceeds of $1,198,500. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.25 for a period of 36 months. The warrants were being ascribed a value of $985,226.

A total of $40,913 cash finder’s fee was paid and 545,500 finder’s options were issued as part of the financing. In addition, another $26,078 was included in the share issue cost.  Each finder’s option can be converted into a unit with the same term as the financing at a price of $0.25 for a period of 36 months. The finder’s options were ascribed a value of $73,538.  Insiders participated in the offering for a total of 3,185,000 units.

                           See notes to the condensed consolidated interim financial statements 16

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND MARCH 31, 2012

(Presented in Canadian Dollars)

(Unaudited)

6. CAPITAL AND RESERVES (Continued)

(c)

  Escrow shares

1,300,000 seed shares were placed in escrow in accordance with the escrow agreement dated July 28, 2008. 10% of the escrowed common shares were released on July 13, 2010, upon the completion of the QT. As at March 31, 2013, there were 195,000 common shares of the Company held in escrow. 195,000 escrow shares will be released on July 13, 2013.

(d)

Share Purchase Option Compensation Plan

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

Stock option transactions and the number of stock options are summarized as follows:

	Exercise	December 31,			Expired/	March 31,
Expiry date	price	2012	Granted	Exercised	cancelled	2013
August 28, 2013	$0.20	220,000	-	-	-	220,000
July 8, 2015	$0.35	880,000	-	-	-	880,000
January 27, 2017	$0.35	100,000	-	-	-	100,000
April 10, 2017	$0.30	800,000	-	-	-	800,000
Options outstanding		2,000,000	-	-	-	2,000,000
Options exercisable		2,000,000	-	-	-	2,000,000
Weighted average exercise price		$0.31	$Nil	$Nil	$Nil	$0.31

 As of March 31, 2013, the weighted average contractual remaining life is 2.85 years (December 31, 2012 – 3.09 years).

The weighted average share price during the period of exercises was $nil (2012 - $nil).

The weighted average assumptions used to estimate the fair value of options for the three months ended March 31, 2013 and 2012 were:

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012

Risk-free interest rate	Nil	1.33%
Expected life	Nil	5 years
Expected volatility	Nil	122.76%
Expected dividend yield	Nil	0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

                           See notes to the condensed consolidated interim financial statements 17

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND MARCH 31, 2012

(Presented in Canadian Dollars)

(Unaudited)

6. CAPITAL AND RESERVES (Continued)

(e)

Finder’s Options

The continuity of finder’s options for the three months ended March 31, 2013 is as follows:

	Exercise	December 31,		Exercised	Expired	March 31,
Expiry date	price	2012	Issued			2013
March 28, 2014	$0.30	183,913	-	-	-	183,913
October 3, 2015	$0.15	545,500	-	-	-	545,500
Outstanding		729,413	-	-	-	729,413
Weighted average exercise price		$0.19	$Nil	$Nil	$Nil	$0.19

As of March 31, 2013, the weighted average contractual remaining life is 2.13 year (December 31, 2012 – 2.37 years).

The weighted average share price during the period of exercises was $nil (2012 - $nil).

The weighted average assumptions used to estimate the fair value of finder’s options for the three months ended March 31, 2013 and 2012 were:

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Risk-free interest rate	Nil	1.19%
Expected life	Nil	2 years
Expected volatility	Nil	121.83%
Expected dividend yield	Nil	0%

                           See notes to the condensed consolidated interim financial statements 18

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND MARCH 31, 2012

(Presented in Canadian Dollars)

(Unaudited)

6. CAPITAL AND RESERVES (Continued)

(f)

Warrants

The continuity of warrants for the three months ended March 31, 2013 is as follows:

	Exercise	December 31,				March 31,
Expiry date	price	2012	Issued	Exercised	Expired	2013
January 8, 2013	$0.50	5,714,284	-	-	(5,714,284)	-
April 27, 2013(1)	$0.55	625,000	-	-	-	625,000
March 28, 2014	$0.50	4,000,000	-	-	-	4,000,000
October 3, 2015	$0.25	7,990,000	-	-	-	7,990,000
Outstanding		18,329,284	-	-	(5,714,284)	12,615,000
Weighted average exercise price		$0.39	$Nil	$Nil	$0.50	$0.34

 (1)

The Company extended the expiry date of 625,000 outstanding common share         purchase warrants by an additional 12 months to April 27, 2013. The warrants were issued in October 2010, by way of private placement. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.55. The fair value of these extended warrants using the Black-Scholes pricing model assumes an average risk free rate of 87.93%, no dividend yield, average expected life of 1 years and an average expected price volatility of 1.24%. As a result, $43,687 was reallocated from the share capital to fair value of warrants.

Subsequent to March 31, 2013, 625,000 warrants expired.

As of March 31, 2013, the weighted average contractual life is 1.91 year (December 31, 2012 – 1.49 years).

The weighted average share price during the period of exercises was $nil (2012 - $nil).

The weighted average assumptions used to estimate the fair value of warrants for the three months ended March 31, 2013 and 2012 were:

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Risk-free interest rate	Nil	1.19%
Expected life	Nil	2 years
Expected volatility	Nil	121.83%
Expected dividend yield	Nil	0%

                           See notes to the condensed consolidated interim financial statements 19

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND MARCH 31, 2012

(Presented in Canadian Dollars)

(Unaudited)

7. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the three months ended March 31, 2013

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$54,166	$Nil	$Nil	$Nil	$8,851	$Nil	$63,017
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

For the three months ended March 31, 2012

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$51,645	$Nil	$Nil	$Nil	$11,816	$25,070	$88,531
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

                           See notes to the condensed consolidated interim financial statements 20

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND MARCH 31, 2012

(Presented in Canadian Dollars)

(Unaudited)

7. RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Related party assets / liabilities

Three months Ended
	Services	March 31, 2013	March 31, 2012	As at	As at
				March 31, 2013	December 31, 2012
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 36,750	$ 28,750	$ 14,840	$ 12,488
Paul W. Kuhn	Consulting, housing allowance, and share-based payment	$ 63,017	$ 88,531	$ 10,425	$ 12,689
Paul L. Nelles (b)	Salaries and share-based payment	$ 21,757	$ 21,785	$Nil	$Nil
Michael Diehl (b)	Salaries and share-based payment	$ 17,385	$ 22,514	$Nil	$Nil
Mineralia (c)	Consulting	$ 82,816	$ 48,446	$Nil	$Nil
TOTAL:				$ 25,265	$ 25,177

(a)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)

Paul L. Nelles and Michael Diehl are non-controlling shareholders of Innomatik.

(c)

Mineralia, a private company partially owned by Adriano Barros, the general manager of MAEPA.

8. LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for three months ended March 31, 2013 was based on the loss attributable to common shareholders of $888,723 (three months ended March 31, 2012 – loss of $162,985) and a weighted average number of common shares outstanding of 28,593,571 (2012 – 16,277,484).

Diluted loss per share did not include the effect of 2,000,000 share purchase options, 729,413 finder’s options and 12,615,000 warrants for the three months ended March 31, 2013 (March 31, 2012 - 1,210,000 share purchase options, 262,663 funder’s options and 10,399,284 warrants) as they are anti-dilutive.

                           See notes to the condensed consolidated interim financial statements 21

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND MARCH 31, 2012

(Presented in Canadian Dollars)

(Unaudited)

9. FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, receivables, accounts payables and accrued liabilities, other liabilities and due from/to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Credit risk

The Company’s cash and cash equivalents are held in financial institutions in Canada, Portugal, Kosovo and Barbados.  The Company does not have any asset-backed commercial paper in its cash and cash equivalents.  The Company’s receivable consists primarily of goods and services tax due from the federal government of Canada and the value-added taxes in Portugal and Kosovo.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at March 31, 2013, the Company had a cash and cash equivalent and restricted cash balance of $1,349,209 (December 31, 2012 - $750,240) to settle down current liabilities of $1,469,805 (December 31, 2012 - $274,620).

Accounts payable and accrued liabilities are due within the current operating period.

(c)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $2,000 based on the deposits as of March 31, 2013.

(d)

Commodity price risk

The Company is exposed to price risk with respect to equity prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to finance due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

                           See notes to the condensed consolidated interim financial statements 22

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND MARCH 31, 2012

(Presented in Canadian Dollars)

(Unaudited)

9. FINANCIAL INSTRUMENTS (Continued)

(e)

Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A one cent change of the Canadian dollar would affect the Company’s estimated one-year exploration expenditures by $10,000 based on a $1 million program.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$310,914	$-	$-	$310,914
Restricted cash	$1,038,295	$-	$-	$1,038,295
	$1,349,209	$-	$-	$1,349,209

10. MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, warrants, finder’s options and share purchase options as capital (see Note 6).  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents held.

In order to maximize ongoing operating efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration and operations in the near term.

                           See notes to the condensed consolidated interim financial statements 23

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND MARCH 31, 2012

(Presented in Canadian Dollars)

(Unaudited)

11. SEGMENTED FINANCIAL INFORMATION

The Company operate in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

		Year ended
	March 31, 2013	December 31, 2012
Non-current assets
Portugal	$ 1,608,311	$ 1,578,030
Kosovo	4,695	6,253
	$ 1,613,006	$ 1,584,283

	Three months ended
	March 31, 2013	March 31, 2012
Mineral exploration expenses
Portugal	$ 706,562	$ 220,140
Kosovo	79,633	82,029
Germany	(5,212)	-
	$ 780,983	$ 302,170

12. BANK GUARANTEES

As of March 31, 2013, the Company had a total of €190,500 ($248,450) (December31, 2012: €170,500 ($223,662)) of cash pledged for its exploration licenses in Portugal.  The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

                           See notes to the condensed consolidated interim financial statements 24